

January 6, 2014

<u>Via E-mail</u>
Paul R. Risinger
Chief Executive Officer
VHGI Holdings, Inc.
103 North Court Street
Sullivan, IN 47882

>   **Re: VHGI Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed June 26, 2013**
>   **File No. 000-17520**

Dear Mr. Risinger:

We issued comments on the above captioned filings on November 1, 2013. On December 18, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact David Edgar, Staff Accountant, at 202-551-3459 or me at 202-551-3226 if you have any questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant